UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

RCM Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

749360400
(CUSIP Number)

Bradley S. Vizi
9401 Wilshire Boulevard, Suite 705
Beverly Hills, California 90212
(330) 519-1158

With copies to:

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON IRS Partners No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,991,375*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,991,375*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,375*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%*
14	TYPE OF REPORTING PERSON PN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,074*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,991,375*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,991,375*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,375*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%*
14	TYPE OF REPORTING PERSON CO, HC

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,991,375*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,991,375*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,375*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%*
14	TYPE OF REPORTING PERSON OO, HC

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,257,449*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,257,449*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,257,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,257,449*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,257,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14	TYPE OF REPORTING PERSON IA

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 2,257,449*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,000
	10	SHARED DISPOSITIVE POWER 2,257,449*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,449*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

The following constitutes Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended and restated to read as follows:

 The aggregate purchase price of the 1,991,375 Common Shares owned directly by the IRS 19 is approximately $10,486,131, including brokerage commissions. Such Common Shares were acquired with the working capital of IRS 19.

The aggregate purchase price of the 266,074 Common Shares owned directly by the Foundation is approximately $1,344,063, including brokerage commissions. Such Common Shares were acquired with the working capital of the Foundation.

The aggregate purchase price of the 22,000 Common Shares owned directly by Mr. Kiper is approximately $126,694, including brokerage commissions. Such Common Shares were acquired with Mr. Kiper’s personal funds.

The aggregate purchase price of the 1,000 Common Shares owned directly by Mr. Vizi is approximately $4,479, including brokerage commissions.  Such Common Shares were acquired with Mr. Vizi’s personal funds.

Messrs. Kiper and Vizi effect purchases of securities through margin accounts maintained with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Shares reported owned by each person named herein is based upon 12,751,768 Common Shares outstanding as of August 13, 2015, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2015.

As of the close of business on August 21, 2015, IRS 19 beneficially owned 1,991,375 Common Shares, constituting approximately 15.6% of the Common Shares outstanding.  By virtue of their relationships discussed in further detail in Item 2, IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by IRS 19 and Legion Partners, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19.

As of the close of business on August 21, 2015, the Foundation beneficially owned 266,074 Common Shares, constituting approximately 2.1% of the Common Shares outstanding. By virtue of their relationships discussed in further detail in Item 2, Mr. O’Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by the Foundation and Legion Partners, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by the Foundation.

CUSIP NO. 749360400

As discussed in Item 6 below, IRS 19 and the Foundation have entered into an investment advisory agreement with Legion Partners, pursuant to which Mr. Kiper and Mr. Vizi on behalf of Legion Partners, exclusively manage IRS 19’s and the Foundation’s investment in Common Shares and have certain discretion to purchase or sell Common Shares but do not have any right to vote the Common Shares. As a result, Legion Partners, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19 and the Foundation.

As of the close of business on August 21, 2015, Mr. Kiper directly owned 22,000 Common Shares, constituting less than 1.0% of the Common Shares outstanding and Mr. Vizi directly owned 1,000 Common Shares, constituting less than 1.0% of the Common Shares outstanding.

No person listed on Schedule A hereto owns any Common Shares.

As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The aggregate number of Common Shares that would be deemed beneficially owned collectively by the Reporting Persons as a group is 2,280,449, which represents approximately 17.9% of the Common Shares outstanding.  The filing of this Amendment No. 13 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Common Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b) Each of IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by IRS 19. The Foundation and Mr. O’Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by the Foundation. Legion Partners, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19 and the Foundation. Each of Messrs. Kiper and Vizi has sole voting and dispositive power over the Common Shares he owns directly.

(c)           The transactions in the Common Shares by the Reporting Persons during the past 60 days are set forth on Schedule B and are incorporated herein by reference.

CUSIP NO. 749360400

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2015

IRS PARTNERS NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Secretary, Chief Financial Officer and Director

M2O, INC.
By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Trustee

CUSIP NO. 749360400

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi, Individually and as attorney-in-fact for Michael O’Connell

CUSIP NO. 749360400

SCHEDULE B

Transactions in the Common Shares during the past 60 days

Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

IRS PARTNERS NO. 19, L.P.
437,600	4.7600	08/20/2015